Mail Stop 3561

July 28, 2008

Michael W. Katz
President and Chief Executive Officer
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

> **Re:** **E Com Ventures, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 8, 2008**
> **File No. 0-19714**

Dear Mr. Katz:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director